26 January 2006
Stock Exchange Release

Legal & General

LEGAL & GENERAL GROUP PLC

2005 NEW BUSINESS RESULTS

HIGHLIGHTS

- Record year for new business:
  - 29% increase in worldwide new business to £1.3 billion.
  - UK retail new business passes the £1 billion milestone, with strong demand for savings products.
  - LGIM wins nearly £7 billion of new investment management business in the last three months and a record £17.1 billion over the year.

New business APE[1] (£m)	Full year 2005	*% change on 2004*	Q4 2005	*% change on 2004*
UK individual life and pensions	710	16	181	6
UK retail investments	315	76	67	97
UK retail business total	1,025	29	248	22
Corporate life and pensions	162	50	44	91
UK business total	**1,187**	**32**	**292**	**29**
International business	109	2	25	9
Worldwide total	**1,296**	**29**	**317**	**27**
Investment management	**£17.1bn**	***10***	**£6.9bn**	**57**

"This has been a year of remarkable growth for Legal & General. Our UK new business grew by almost a third in 2005 and our investment management business won a record £17.1 billion.

Unit-linked bond sales have increased by nearly 50% and single payment unit trusts by 142%. Growth in individual pensions has been impressive and our corporate life and pensions businesses have performed very strongly – bulk purchase annuity sales in the final quarter have more than tripled.

Through substantial and sustained organic growth, Legal & General has become one of the largest long-term savings, investment and protection groups in the UK. Our flexible and broad distribution model has produced outstanding results and forms a platform for success going forward. Strength in the IFA markets and good growth in our Banking and Building Society channel form the core of our winning proposition. We are well positioned for further growth in the UK market."

Tim Breedon, Group Chief Executive

Notes
[1] Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums, including ISAs and unit trusts.

UK RETAIL BUSINESS – *Q4 up 22% to £248m APE, FY up 29% to £1,025m*

The sales environment for UK savings and investment products continued to benefit from improving equity markets and a further recovery in consumer confidence. This is particularly evidenced by the strong growth in unit trust and unit-linked bond volumes. Sales of protection business reflected the relatively weaker house purchase market. The approaching changes to the tax regime covering UK pensions, which will be implemented on 6 April 2006 ("A-Day"), have clearly stimulated an up-lift in pensions business.

In this more positive UK environment, our clear strengths in distribution, our customer focused products and well-recognised brand enabled us to secure strong growth, particularly in savings-related business.

Protection – Q4 down 13% to £35m

Sales of annual premium mortgage related protection business in Q4 were unchanged from Q3 at £24m. Against a strong Q4 last year of £27m, sales were 11% lower, impacted by a slower housing market in 2005. Similarly, other protection business was below the same quarter last year at £11m (Q4 2004: £13m). Over the full year, mortgage related business of £91m (2004: £109m) and other protection volumes of £47m (2004: £51m) were down 17% and 8% respectively.

Savings – Q4 up 17% to £63m APE

Continuing the trend of strong growth in sales of single premium unit-linked bonds which we experienced in earlier quarters, volumes rose by 30% in Q4 to £599m (Q4 2004: £462m). We benefited further from the launch of our multi-fund bond to Bradford & Bingley's customers using the Legal & General branded platform developed jointly with Cofunds. In a pilot project, the multi-fund bond was also launched to selected IFAs in November using the Cofunds platform. Over the full year, sales increased by 47% to £2,082m (2004: £1,418m). With-profits bond sales continued to decline in Q4 to £32m (Q4 2004: £80m), bringing the full year total to £169m (2004: £390m).

Pensions – Q4 up 33% to £73m APE

New annual premium pension business increased by 33% in Q4 to £44m (Q4 2004: £33m) and single premium new business, excluding DWP rebates, grew by 46% to £219m (Q4 2004: £150m). Over the full year, annual and single premium business, again excluding DWP rebates, increased by 54% from £171m APE in 2004 to £263m APE in 2005. Our focus remains on the pensions transfer market in the run-up to pensions A-Day and on employer related business fuelled by scheme reconstructions. DWP rebates for the quarter were in line with the prior year at £73m (Q4 2004: £72m).

The Pensions Commission was appointed by the Government in December 2002 to keep under review the adequacy of private pension saving in the UK and advise on appropriate policy changes. It published its Second Report in November 2005. We welcomed the recommendations it contained regarding auto-enrolment and employer-matching and are currently working with the ABI to develop a response to the Report.

Annuities – Q4 down 57% to £9m APE

Sales of individual annuities fell to £92m in Q4 (Q4 2004: £212m). Competition in this market segment has intensified in the second half of the year. Our continued focus on return on capital rather than volumes has led to a fall in sales of 16% over the full year to £722m (2004: £859m).

Retail investments – Q4 up 97% to £67m APE

Sales of single payment ISAs increased marginally to £66m in Q4 (Q4 2004: £62m). Single payment unit trusts sales grew significantly to £576m in Q4 2005, up from £233m in Q4 2004. Over the full year, single payment unit trusts and ISA volumes increased by 92% to £2,999m (2004: £1,565m). Unit trust funds under management reached £16.6bn at the year-end (31 December 2004: £12.8bn).

UK CORPORATE BUSINESS – *Q4 up 91% to £44m APE, FY up 50% to £162m*

In Q4, sales of single premium bulk purchase annuities were very strong at £328m (Q4 2004: £98m), reflecting our success in winning good volumes of small and medium sized cases. For the full year, sales were at their highest ever level of £877m (2004: £449m).

Group Risk new annual premiums fell marginally from £12m in Q4 2004 to £11m in Q4 2005, as the business opportunity arising following the withdrawal of a competitor from the market at the end of 2003 tailed off. Over the full year, Group Risk new business increased by 19% to £70m (2004: £59m).

INTERNATIONAL BUSINESS – *Q4 up 9% to £25m APE, FY up 2% to £109m*

In the USA, continued difficult trading conditions in the brokerage market caused a 17% reduction in Q4 new business in local currency terms to $20m (Q4 2004: $24m APE). Over the year, volumes decreased by 23% from $98m APE in 2004 to $75m APE in 2005.

We continue to achieve good growth in our European businesses. New business volumes in the Netherlands increased by 57% to €11m APE (Q4 2004: €7m APE) and in France by 25% to €10m APE (Q4 2004: €8m APE). Total volumes for the year were €42m APE in the Netherlands (2004: €35m APE) and €57m APE in France (2004: €44m APE).

INVESTMENT MANAGEMENT – *Q4 new business up 57% to £6.9bn, FY up 10% to £17.1bn*

Legal & General Investment Management has once again delivered an outstanding performance, with a 57% increase in new business in Q4 to £6.9bn (Q4 2004: £4.4bn). Total new business for 2005 was up 10% to £17.1bn (2004: £15.5bn), £8.8bn of which was received from existing clients. This strong growth, combined with very favourable persistency rates and an increase in market values, led to a 26% growth in funds under management to £204bn at the year-end (31 December 2004: £162bn), of which 71% related to external funds.

We continue to diversify our business mix and our client base. UK corporate pension clients continued to award us active fixed interest business and almost £1bn of new business was sourced from overseas this year. In addition, £2bn came from non-pension institutional clients such as charities and friendly societies.

OUTLOOK

We expect the investment, savings and protection market in the UK to continue to grow in 2006. We believe that investor confidence will show further improvement and that a cautious upturn in the housing market will lead to a gradual recovery in protection volumes. We anticipate that pensions A-Day will remain a significant positive influence on volumes of pensions transfer business, on restructuring of employer-related schemes and on sales of bulk purchase annuities.

In the year ahead, Legal & General looks forward to extending further its already broad distribution reach. In Q1 2006, we will launch our multi-fund bond product to the wider market of IFAs using the Cofunds platform and, in Q2, will add our pensions products.

In addition, we are pleased to announce that, subject to FSA approval, Legal & General is to become the annuity provider for Skandia's maturing pension customers who do not take the open market option. It is intended that Legal & General will take over Skandia Life's existing annuity book later this year.

With our expanding distribution network, our attractive product proposition, strong brand and customer focus, Legal & General expects to extend further its leading position in the UK savings, investments and protection markets this year.

Legal & General Group Plc
Unaudited New Business Premiums
Year ended 31 December 2005

UK NEW BUSINESS

	Year ended 31 December 2005 £m	2004 £m	increase/ (decrease) %	Three months to 31 December 2005 £m	2004 £m	increase/ (decrease) %
UK INDIVIDUAL LIFE AND PENSIONS BUSINESS						
New annual premiums						
Life:						
- Mortgage related	**91**	109	(17)	**24**	27	(11)
- Protection	**47**	51	(8)	**11**	13	(15)
Pensions:						
- Individual pensions	**170**	126	35	**44**	33	33
Total new annual premiums	**308**	286	8	**79**	73	8
Single premiums						
Life:						
- With-profits	**169**	390	(57)	**32**	80	(60)
- Unit-linked	**2,082**	1,418	47	**599**	462	30
Pensions:						
- Individual pensions	**926**	452	105	**219**	150	46
- Annuities - individual	**722**	859	(16)	**92**	212	(57)
- DWP rebates	**118**	165	(28)	**73**	72	1
Total single premiums	**4,017**	3,284	22	**1,015**	976	4
Individual life and pensions total APE	**710**	614	16	**181**	170	6
UK RETAIL INVESTMENTS						
New annual premiums						
- ISAs/PEPs (excluding cash ISAs)	**14**	20	(30)	**3**	4	(25)
- Unit trusts	**1**	2	(50)	**0**	0	N/A
Total new annual premiums	**15**	22	(32)	**3**	4	(25)
Single premiums						
- ISAs/PEPs (excluding cash ISAs)	**422**	499	(15)	**66**	62	6
- Unit trusts	**2,577**	1,066	142	**576**	233	147
Total single premiums	**2,999**	1,565	92	**642**	295	118
UK retail investments total APE	**315**	179	76	**67**	34	97
UK retail business total APE	**1,025**	793	29	**248**	204	22
UK CORPORATE LIFE AND PENSIONS BUSINESS						
New annual premiums						
- Group risk	**70**	59	19	**11**	12	(8)
- Group pensions	**4**	3	33	**0**	1	(100)
Total new annual premiums	**74**	62	19	**11**	13	(15)
Single premiums						
- Annuities - bulk purchase	**877**	449	95	**328**	98	235
- Other group business	**5**	7	(29)	**0**	3	(100)
Total single premiums	**882**	456	93	**328**	101	225
UK corporate life and pensions APE	**162**	108	50	**44**	23	91
UK business total APE	**1,187**	901	32	**292**	227	29

Legal & General Group Plc
Unaudited New Business Premiums
Year ended 31 December 2005

WORLDWIDE NEW BUSINESS

	Year ended 31 December 2005 £m	2004* £m	increase/ (decrease) %	Three months to 31 December 2005 £m	2004* £m	increase/ (decrease) %
Annual premiums						
Life and pensions:						
- Life	**208**	219	(5)	**46**	52	(12)
- Pensions	**174**	129	35	**44**	34	29
UK	**382**	348	10	**90**	86	5
- USA	**42**	54	(22)	**12**	13	(8)
- Netherlands	**13**	12	8	**3**	3	0
- France	**17**	13	31	**1**	0	N/A
Total life and pensions	**454**	427	6	**106**	102	4
Retail investment business:						
- UK	**15**	22	(32)	**3**	4	(25)
Total new annual premiums	**469**	449	4	**109**	106	3
Single premiums						
Life and pensions:						
- Life	**2,251**	1,808	25	**631**	542	16
- Pensions	**2,648**	1,932	37	**712**	535	33
UK	**4,899**	3,740	31	**1,343**	1,077	25
- USA	**0**	1	(100)	**0**	0	N/A
- Netherlands	**158**	112	41	**41**	23	78
- France	**191**	145	32	**50**	41	22
Total life and pensions	**5,248**	3,998	31	**1,434**	1,141	26
Retail investment business:						
- UK	**2,999**	1,565	92	**642**	295	118
- France	**25**	22	14	**6**	8	(25)
Total single premiums	**8,272**	5,585	48	**2,082**	1,444	44
Annual premium equivalent (APE)						
- UK life and pensions business	**872**	722	21	**225**	193	17
- International life and pensions business	**107**	105	2	**25**	22	14
Total life and pensions business	**979**	827	18	**250**	215	16
- UK retail investment business	**315**	179	76	**67**	34	97
- International retail investment business	**2**	2	0	**0**	1	(100)
Total retail investment business	**317**	181	75	**67**	35	91
Worldwide APE	**1,296**	1,008	29	**317**	250	27

* In accordance with IFRS, International New Business has been restated at quarterly average exchange rates.

INVESTMENT MANAGEMENT

	2005 £m	2004 £m	%	Q4 2005 £m	Q4 2004 £m	%
UK Managed Funds						
- Pooled funds	**14,778**	13,951		**5,129**	4,252	
- Segregated funds	**240**	1,228		**94**	85	
	15,018	15,179	(1)	**5,223**	4,337	20
UK Other	**2,116**	368		**1,705**	68	
Total new funds	**17,134**	15,547	10	**6,928**	4,405	57

Legal & General Group Plc
Unaudited New Business Premiums
Year ended 31 December 2005

INTERNATIONAL OPERATIONS IN LOCAL CURRENCY

	Year ended 31 December 2005	2004	increase/ (decrease)	Three months to 31 December 2005	2004	increase/ (decrease)
USA ($m):						
New annual premiums	**75**	98		**20**	24	
Single premiums	**0**	1		**0**	0	
APE	**75**	98	(23)	**20**	24	(17)
Netherlands (€m):						
New annual premiums	**19**	18		**5**	4	
Single premiums	**231**	166		**60**	33	
APE	**42**	35	20	**11**	7	57
France (€m):						
New annual premiums	**25**	19		**2**	1	
Single premiums	**278**	214		**74**	59	
Unit trusts	**37**	32		**9**	12	
APE	**57**	44	30	**10**	8	25

UK RETAIL BUSINESS APE BY CHANNEL

	Year ended 31 December 2005			
	Annual £m	**Single £m**	**Total APE £m**	**%**
Independent financial advisers	**205**	**462**	**667**	**65**
Tied	**103**	**224**	**327**	**32**
Direct	**15**	**16**	**31**	**3**
Total	**323**	**702**	**1,025**	**100**

	Year ended 31 December 2004			
	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	171	334	505	64
Tied	119	134	253	32
Direct	18	17	35	4
Total	308	485	793	100

	Three months to 31 December 2005			
	Annual £m	**Single £m**	**Total APE £m**	**%**
Independent financial advisers	**51**	**115**	**166**	**67**
Tied	**28**	**48**	**76**	**31**
Direct	**3**	**3**	**6**	**2**
Total	**82**	**166**	**248**	**100**

	Three months to 31 December 2004			
	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	45	92	137	67
Tied	28	33	61	30
Direct	4	2	6	3
Total	77	127	204	100